Exhibit 99.1

NeuroSense Provides Update on Nasdaq Listing Compliance

Company regains compliance with Nasdaq’s minimum bid price requirement and intends to request a Nasdaq Hearings Panel hearing to seek additional time to regain compliance with the minimum market value requirement

CAMBRIDGE, Mass., Oct. 2, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today announced that on October 1, 2026, it received a letter (the “Staff Determination”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has not regained compliance with Nasdaq Listing Rule 5550(b)(2), which requires a minimum market value of listed securities (“MVLS”) of $35 million for continued listing on The Nasdaq Capital Market (the “MVLS Requirement”). The Company intends to appeal the Staff Determination by timely requesting a hearing before the Nasdaq Hearings Panel and seeking additional time to regain compliance with the MVLS Requirement.

As previously disclosed, on April 2, 2026, the Staff notified the Company that its MVLS had been below $35 million for 30 consecutive trading days, and, in accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until September 29, 2026, to regain compliance. Because the Company did not regain compliance by that date, the Staff determined that the Company’s ordinary shares and warrants will be delisted from The Nasdaq Capital Market unless the Company requests an appeal of the Staff Determination. The MVLS Requirement is the only continued listing criterion identified in the Staff Determination.

Appeal Process

The Company intends to request a hearing before a Nasdaq Hearings Panel (the “Panel”) in accordance with the procedures set forth in the Nasdaq Listing Rule 5800 Series. Under Nasdaq’s rules, a timely hearing request stays the suspension of the Company’s securities and the filing of a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”) pending the Panel’s decision.

At the hearing, the Company intends to present its plan to regain compliance with Nasdaq’s continued listing requirements and to request an exception period to complete that plan. Under Nasdaq’s rules, the Panel has discretion to grant an exception of up to 180 days from the date of the Staff Determination. While the hearing process is pending, the Company’s ordinary shares and warrants are expected to continue to trade on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

Minimum Bid Price Compliance Regained

NeuroSense also announced that it has received written notification from the Staff confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Following the Company’s 1-for-20 reverse share split, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater for 10 consecutive business days, from September 15 through September 28, 2026. Accordingly, Nasdaq has determined that the Company has regained compliance with the minimum bid price requirement and that this matter is now closed.

“Regaining compliance with the minimum bid price requirement is an important step, and we intend to present the Hearings Panel with our plan to meet Nasdaq’s remaining continued listing requirement,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “In parallel, we remain focused on advancing PrimeC in ALS, including preparations for our Phase 3 PARAGON trial and our planned New Drug Submission to Health Canada, as well as other milestones and strategic steps we are evaluating, in order to bring value to our shareholders.”

There can be no assurance that the Panel will grant the Company’s request for continued listing or an exception period, that the Company will regain compliance with the MVLS Requirement or other applicable Nasdaq continued listing requirements, or that the Company will maintain compliance with the minimum bid price requirement.

About NeuroSense

NeuroSense Therapeutics is a late-stage clinical biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, with results published in JAMA Neurology showing slower functional decline in participants who received PrimeC from study start than in those who initially received placebo. The Company also reported changes across multiple biomarkers associated with ALS, including microRNAs, consistent with PrimeC’s multi-target mechanism of action.

The Company has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 PARAGON trial in ALS and is working with the FDA on an optimized study design.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the Company’s intention to timely appeal the Staff Determination, the hearing process, the Company’s plan to regain compliance with Nasdaq’s continued listing requirement, the continued listing and trading of the Company’s securities on The Nasdaq Capital Market, the strategic steps the Company is evaluating, and the potential of PrimeC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These risks include the risk that the Panel will not grant the Company’s request for continued listing or an exception period; the risk that the Company will not regain compliance with the MVLS Requirement or other Nasdaq continued listing requirements, or will not maintain compliance with the minimum bid price requirement; the risk that the Company’s securities will be suspended from trading on, or delisted from, The Nasdaq Stock Market; the potential for delay in the timing of the Phase 3 clinical trial (PARAGON) in ALS; potential delay in the Canadian New Drug Submission; the risk that the Company will not be able to obtain financing on acceptable terms, or at all; the risk that the strategic steps or alternatives the Company is evaluating will not materialize, will not be completed on favorable terms or at all, or will not result in the anticipated benefits to the Company or its shareholders; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; and other risks and uncertainties set forth in NeuroSense’s filings with the SEC. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the SEC on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com | Tel: +972 (0)9 799 6183

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